

13030839

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

cm
cm 3/15

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) An Oath or Affirmation

( ) (c) A Letter of Attestation

(X) (d) Statement of Financial Condition

(X) (e) Statement of Earnings

(X) (f) Statement of Changes in Stockholder's Equity

( ) (g) Statement of Changes in Subordinated Borrowings

(X) (h) Statement of Cash Flows

( ) (i) Consolidated Statement of Comprehensive Income

(X) (j) Computation of Net Capital Pursuant to Rule 15c3-1

(X) (k) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(X) (l) Information relating to the Possession or Control requirements under Rule 15c3-3

( ) (m) A reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation

(X) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit.

( ) (q) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

( ) (r) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

OATH OR AFFIRMATION

February 28, 2013

State of Massachusetts
ss:
County of Massachusetts

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



Nicholas von Moltke
President and CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 28th day of February, 2013



ELIZABETH DIORIO
ID # 2381935
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/2/2014

February 28, 2013

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
100 F Street NE – Mail Stop 831
Washington, DC 20549-8720

Dear Sir or Madam:

We submit herewith the following reports of Epoch Securities, Inc. (collectively, the "Firm"):

- Two copies of the Firm's Consolidated Statement of Financial Condition as of December 31, 2012.
- Two copies of the Firm's Consolidated Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission, for the year ended December 31, 2012.
- Two copies of our letter regarding the Firm's internal control.
- Two copies of the SIPC Supplemental Report.

It is our understanding that the Firm's Consolidated Financial Statements and Supplemental Schedules, which are bound separately from the Consolidated Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

PricewaterhouseCoopers LLP

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2012


pwc

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2012

EPOCH SECURITIES, INC.
Statement of Financial Condition

INDEX



Independent Auditor's Report

To the Shareholder of Epoch Securities, Inc.:

We have audited the accompanying statement of financial condition of Epoch Securities, Inc. (the "Firm") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Firm's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

EPOCH SECURITIES, INC

Statement of Financial Condition

	As of December 2012
Assets	
Cash	$ 22,896,626
Deferred tax asset	6,211
Total assets	**$ 22,902,837**
Liabilities and shareholder's equity	
Payables to affiliates	$ 1,236,958
Taxes payable	1,096,498
Other liabilities and accrued expenses	3,003
Total liabilities	2,336,459
Shareholder's equity	
Common stock, par value $0.01 per share, 1000 shares authorized, issued and outstanding	10
Additional paid–in capital	103,071,341
Accumulated deficit	(82,504,973)
Total shareholders' equity	20,566,378
Total liabilities and shareholder's equity	**$ 22,902,837**

Note 1.
Description of Business

Epoch Securities, Inc. (the firm) is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.), a Delaware corporation. The firm acts as the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers. The firm engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co. (GS&Co.) for initial public and secondary securities offerings to retail customers.

Note 2.
Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily commission based and investment banking transactions.

All references to 2012, unless specifically stated otherwise, refer to the firm's calendar year ended, or the date, as the context requires, December 31, 2012.

Note 3.
Significant Accounting Policies

The firm's significant accounting policies include the use of estimates which are discussed in detail below. All other significant accounting policies are included in the following footnotes:

Contingencies	Note 4
Income Taxes	Note 5
Net Capital Requirements	Note 6
Subsequent Events	Note 7

Use of Estimates

Preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash

The firm defines cash as highly liquid overnight deposits held in non-interest bearing accounts in the ordinary course of business. The cash balance within "Cash" on the statement of financial condition is comprised of amounts held in a third party financial institution.

Note 4.
Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. As of December 31, 2012 the firm was not named in any pending litigations and therefore did not have a litigation reserve.

Note 5.
Income Taxes

Provision for Income taxes

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. Current income tax is allocated to the firm based on inclusion of the firm's items in the consolidated return. The firm's provision for taxes is determined as if it were filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing policy. During 2012 the firm's method of allocating state and local income tax liability was modified to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. At December 31, 2012 the firm had an income tax payable of $1.1 million presented as "Taxes payable" in the statement of financial condition.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm had a deferred tax asset at December 31, 2012 of $6,211 related to the amortization of an intangible asset. This asset was written off for financial reporting purposes, yet is still amortized for tax purposes. No valuation allowance is recorded at December 31, 2012 because the firm believes the net deferred tax asset will more likely than not be realized.

Unrecognized Tax Benefits

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2012, the firm did not record a liability for uncertainty in income taxes. All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 6.

Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2012, the firm had regulatory net capital, as defined by Rule 15c3-1, of $20.6 million, which exceeded the amount required by $20.4 million.

Pursuant to a clearing agreement, Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, clears all of the firm's securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computation.

As it relates to its common remitter activities business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the firm and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007. With respect to its investment banking business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) as it continues to clear all of its securities transactions with GSEC on a fully disclosed basis.

Note 7.

Subsequent Events

During January 2013, Group Inc. announced the sale of its reinsurance business, including Commonwealth Annuity Life Insurance Company. The reinsurance business will become a part of Global Atlantic Financial Group, a Cayman Island corporation. The firm will be included within this sale, pending FINRA approval, and will continue being the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity.


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